Exhibit 10.1

Zoetis Inc.

10 Sylvan Way

Parsippany, NJ 07054

July 31, 2026

Mr. James Saccaro

Via Email: [redacted]

Dear Jay,

Congratulations!

On behalf of Zoetis Inc. (“Zoetis” or the “Company”), I am delighted to extend to you an offer to join Zoetis, commencing on August 17, 2026 (the “Start Date”) on the terms and conditions set forth in this letter.

We are impressed by your background and experience and look forward to you making a significant contribution to our Company.

This letter and its accompanying documents confirm the terms of the offer.

Position and Duties

You will serve as the Company’s Executive Vice President, Chief Financial Officer and Chief Operating Officer, reporting directly to the Company’s Chief Executive Officer, with responsibilities, duties and authority customary for such position.

During your employment with the Company, you will devote substantially all of your working time and efforts to the business and affairs of the Company.

Location; Relocation

You will be based in the Company’s offices in Parsippany, New Jersey, subject to reasonable business travel from time to time. From and after the Start Date, you will be expected to comply with the Company’s hybrid work policy generally applicable to Company employees as in effect from time to time. Prior to your relocation to the Parsippany area, any expenses associated with your commute to the Company’s offices in Parsippany will be borne by you and will not be subject to reimbursement by the Company.

Annual Salary

$1,000,000 payable bi-weekly.

Annual Bonus

You are eligible to participate in our Zoetis Annual Incentive Plan (“ZAIP”). Your annual target incentive opportunity is expressed as a percentage of base salary earned during the plan year. Your annual target incentive opportunity will be 100% of base salary.

Your ZAIP bonus for 2026 is guaranteed to be paid at the target amount pro-rated for your length of service in 2026. The pro-rated 2026 bonus will be payable in March 2027, subject to your continued employment with Zoetis at the time of payout.

Commencing in 2027, as an executive team member, the amount of your earned ZAIP bonus, if any, will be determined by the Human Resources Committee of the Board of Directors of the Company (the “Board,” and such committee, the “Committee”) based on financial, strategic, operational and individual performance metrics and pursuant to the terms of the ZAIP. In determining the amount of any award under the ZAIP, the Committee may consider factors including, but not limited to, Company performance, the performance of your organization, and your individual performance. Your annual bonus payout may vary from 0% to 200% of your target opportunity based on business performance and your individual performance, and subject to the overall bonus pool funding, which is based on Zoetis performance. Earned annual incentive awards under the ZAIP are typically paid in March following the year for which the bonus relates, subject to approval by the Committee and your continued employment through the payment date and will be based on achievement of the objectives determined by the Committee. Note that bonuses under the ZAIP are discretionary, and that neither this letter, nor your target incentive opportunity, constitute a guarantee that you will receive a bonus of any particular amount, or any bonus, for any year after 2026 (which 2026 guarantee is subject to your employment on the date of payment).

Long Term Incentive (Share Based Awards)

You are eligible to participate in Zoetis’ Long Term Incentive Program (“LTIP”). The LTIP is designed to recognize performance and encourage long-term commitment to Zoetis with discretionary share-based rewards. Share-based awards must be approved by the Committee. Each award is an independent “stand-alone” event without any connection in terms of eligibility or amount as compared to prior or future grants. Awards are governed by federal and state law, the requirements of the New York Stock Exchange, and the terms and conditions set forth in the Zoetis Equity and Incentive Plan (“Plan”) documents, including the applicable award agreement.

Your annual target LTIP award opportunity will be $5,000,000. You will be eligible to participate in the LTIP beginning with the next annual LTIP grant, which is currently expected to be made in February 2027. LTIP awards currently comprise performance stock units (50%), restricted stock units (25%), and stock options (25%), though the forms of equity and allocations thereof are subject to change and are determined by the Committee in its sole discretion.

Relocation Benefits

To assist with your relocation to the Parsippany area, you will be eligible to receive relocation assistance in accordance with the provisions of the Company’s domestic relocation policy as in effect at the time of your relocation.

Severance

You will be entitled to participate in the Zoetis Executive Severance Plan as of your first day of employment.

Vacation

In addition to Company paid holidays, you are entitled to four (4) weeks of annual vacation. For 2026, your vacation allotment will be prorated to reflect the portion of the year elapsed following your Start Date in accordance with Zoetis policy.

Benefits

You will also be eligible to participate in Zoetis’ benefits plans and programs as applicable to other similarly situated senior executives. Benefits coverage will be eligible to commence on your Start Date. You will receive complete details and enrollment information within your first week of employment. Your participation in the benefit plans and programs is subject to the terms and conditions of each program, as described in greater detail in the plan documents and summary plan descriptions. The benefits plans and programs are subject to change by Zoetis in its discretion.

Indemnification

Upon your Start Date, you will enter into an Indemnification Agreement in the same form as applicable to other executive officers and directors of the Company. In addition, both during and after your employment by the Company, you will be entitled to the benefit of directors’ and officers’ insurance maintained by the Company, on terms no less favorable than are applicable to any then-current directors and officers.

Pre-Employment Contingencies

The Company acknowledges that you successfully completed the background verification process. In accordance with Zoetis policy, and as set forth above, this employment offer and your continued employment are contingent upon no actions or events occurring between the date of that background check and prior to the Start Date that would have adversely affected the results of the background verification process had they occurred previously.

By signing this letter and accepting this offer, you represent that (i) you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, and (ii) to your knowledge, no events or actions have occurred that would have adversely affected the results of the background verification had they occurred prior to completion of such verification processes.

Employment Eligibility Verification

As required by current U.S. immigration law, this offer is contingent upon your ability to satisfy the Form I-9 requirements at the time that you commence work in the U.S. or within three (3) business days of the date your employment begins. This requires you to establish your identity and to prove that you have legal authorization to work for Zoetis in the U.S. In the event that you do not have legal authorization to work for Zoetis in the U.S., and that you are unable to secure such employment authorization by the time that you are scheduled to commence work, Zoetis will not be able to hire you and this offer of employment will therefore be revoked. If you have started work but fail to provide acceptable I-9 documentation your employment will be immediately terminated.

Make-Whole Awards

Subject to the conditions contained in this letter, and in consideration and recognition of equity awards that you will forfeit due to your departure from your prior employer, you will be granted a one-time long-term incentive award with a grant date value of $6,250,000 (the “Make-Whole RSUs”). This award will be made 100% in the form of Zoetis Restricted Stock Units and, subject to approval by the Committee, will be awarded on the last trading day of the month that includes your Start Date. The Make-Whole RSUs will vest one-third of the award per year over a three-year period from the grant date, subject to your continued employment by Zoetis through the applicable vesting date. In the event that your employment with the Company is terminated without Cause (as defined in the Zoetis Executive Severance Plan) prior to the first vesting date, one-third of the Make-Whole RSUs will accelerate and vest as of the date of termination and be settled in accordance with the applicable award agreement.

The Make-Whole RSUs will be governed by the terms and conditions set forth in the applicable award agreement (which will contain terms and conditions consistent with this letter) and the Plan documents. Within 30 days after the grant date, you will receive an email from our LTIP administrator, Bank of America Merrill Lynch, with a link prompting you to log in, view your award and complete the required administrative tasks.

In addition, subject to the conditions contained in this letter, in recognition of your forfeiture of a bonus opportunity and equity compensation from your previous employer that would have vested shortly after your Start Date, you will be paid a one-time cash award with a value of $1,250,000 (the “Make-Whole Bonus”) in a lump sum. This Make-Whole Bonus will be paid within 30 days of your Start Date if you are employed on the date of payment. To be eligible to receive the Make-Whole Bonus, you agree and acknowledge that (x) if you resign your employment with the Company (other than due to your death or your permanent disability (meaning you are receiving benefits under the Company’s long-term disability plan)), or (y) your employment is terminated for Cause (and any such resignation or termination, a “Forfeiture Termination”), in either case of (x) or (y) on or prior to the first anniversary of your Start Date, you will repay, on an after-tax basis and within five business days after the date of your Forfeiture Termination, a portion of the Make-Whole Bonus as set forth below:

Date of Forfeiture Termination	Percentage of Make-Whole Cash Bonus Subject to Repayment
On or prior to November 17, 2026	100%
November 18, 2026 to February 17, 2027	75%
February 18, 2027 to May 17, 2027	50%
May 18, 2027 to August 16, 2027	25%

If, following a Forfeiture Termination, you fail to repay the Company the applicable foregoing amount, in addition to all other remedies at law, the Company may offset all or a portion of the Make-Whole Bonus from any other amounts the Company then owes you, if any, and you hereby consent to the foregoing.

Policies and Procedures

You agree to comply fully with all policies and procedures in effect for employees, including but not limited to, the Code of Conduct, Stock Ownership Guidelines and Anti-Hedging and Anti-Pledging Policies, in each case as currently in effect and as may be amended from time to time. You acknowledge and agree that you are an “executive officer” for purposes of the Zoetis Inc. Compensation Recovery Policy and that any amounts payable to you pursuant to or under this letter or otherwise are subject to the Compensation Recovery Policy.

Section 409A Compliance

Any amounts payable under this letter are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”). For purposes of Section 409A, any right to a series of payments under this letter, if any, will be treated as a right to a series of separate payments. In no event may you, directly or indirectly, designate the calendar year of payment of any amounts payable under this letter.

Employment At-Will

This letter and its accompanying documents set out the complete terms of our offer of employment, and supersede any and all oral or written agreements, term sheets or discussions between you and the Company. This letter is not intended as, and should not be considered, a contract of employment for a fixed period of time. If you accept this offer of employment with the Company, you accept that your employment is at-will, which means that you or Zoetis are free to end the employment relationship at any time, with or without cause. Any amendments to this letter must be in writing. In addition, the Company reserves the right to prospectively amend or terminate any of its compensation or benefit plans or programs at any time, in the sole discretion of the Company; provided that, for avoidance of doubt, the Company may not amend this letter without your consent.

This letter will be construed in accordance with and governed by the laws of the State of New Jersey without regard to conflicts of law principles.

To accept this offer, please sign this letter and return it to me. Please also retain a copy for your records. If you have any questions about this offer, please contact me at [redacted].

Jay, we look forward to you joining our leadership team, and wish you a successful and rewarding career with Zoetis.

Best regards,

/s/ Kristin C. Peck

Kristin C. Peck
Chief Executive Officer

Accepted:

/s/ James Saccaro	July 31, 2026
James Saccaro	Date